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RANDGOLD & EXPLORATION TO BUILD MINRICO INTO NEW SOUTH AFRICAN RESOURCE BUSINESS


Johannesburg, 30 June 2003 - Using the extremely successful Randgold Resources model, Randgold & Exploration will seek to grow its mineral rights subsidiary Minrico into a sustainably profitable new South African exploration, development and mining business, chairman Roger Kebble says in the annual report published today.

As a first step, Black Economic Empowerment company Marathodi Resources is obtaining a 26% interest in Minrico, which will then apply for selected Randgold & Exploration mineral rights in terms of the new South African mining legislation. Kebble said the board was considering the extension of the Minrico empowerment initiative to the Randgold & Exploration level as part of its continuing efforts to achieve the optimal structure for the group.

Kebble noted that Minrico had already been developed to a level where it was able to sell its services to third parties, notably North American and Australian juniors looking for exploration opportunities in South Africa. The company currently has 3.56 million hectares under its management, of which 1.96 million hectares are owned by others. Some 75% of these mineral rights are being explored for diamonds, platinum, gold and base or ferrous metals by six different companies.

Fuelled by a powerful performance from its major investment, the London and Nasdaq listed international gold business Randgold Resources, as well as renewed investor interest in gold, Randgold & Exploration's share price more than doubled in 2002, making it one of the top counters of the year on the JSE Securities' Exchange gold board. Over the same period, its net fair asset value per share rose from R18.38 to R40.57,reflecting the increase in the value of its underlying investments.



Issued on behalf of Randgold & Exploration by du Plessis Associates. dPA contact Kathy du Plessis on e-mail randgold@dpapr.com, Tel: 27(11) 728 4701 or cell: (0)83 266 5847, website: www.randgold.co.za